BIGGEST LITTLE INVESTMENTS, L.P.

3702 S. Virginia St., Unit G2

Reno, NV 89502

July 19, 2013

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	Biggest Little Investments L.P.

Dear Mr. Duchovny:

Reference is hereby made to the Amendment No. 1 to Schedule 13E-3 (File No. 000-16856 filed on June 6 and June 7, 2013) and Revised Preliminary Information Statement on Schedule 14C (File No. 005-56511) of Biggest Little Investments L.P. (the "Partnership") filed July 19, 2013. In connection with the above referenced filing today by the Partnership, the undersigned on behalf of the Partnership hereby acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the above-captioned filings;
•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above-captioned filings; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that we have been responsive to each of the comments set forth in the Comment Letter.

Biggest Little Investments L.P.

By: Maxum LLC, General Partner

By: /s/ Ben Farahi

Ben Farahi, Manager